Contacts in Buenos Aires	Contacts in New York

Investor Relations

Eduardo Pawluszek, Finance & Investor Relations Manager

Gonzalo Castro Olivera, Investor Relations

(gonzalo_olivera@tgs.com.ar)

Maria Victoria Quade

(victoria_quade@tgs.com.ar)

Tel: (54-11) 4865-9077

Media Relation

Rafael Rodriguez Roda

Tel: (54-11) 4865-9050 ext. 1238

Mariana Crespo, Associate Director (mariana.crespo@tfn.com) Tel: (212) 807-5014

TGS Reports Unaudited Results for First Quarter ended March 31, 2003 1.

FOR IMMEDIATE RELEASE: Friday, May 9, 2003

Buenos Aires, Argentina - Transportadora de Gas del Sur S.A. ("TGS" or "the Company") (NYSE: TGS, MERVAL:TGSU2) today announced that, mainly as a consequence of the application of new accounting rules in Argentina effective January 1, 2003, coupled with the significant impact of a lower Peso to USD exchange rate on its outstanding indebtedness, the reported net income for the three-month period ended March 31, 2003, amounted to Ps. 217.6 million, or Ps. 0.274 per share (Ps. 1.369 per ADS).  The positive effect of the peso appreciation during the first quarter 2003 slightly mitigates the net loss amounting to Ps. (638.2) million reported for the full fiscal year 2002, generated mainly by the impact of the devaluation and the lack of tariff adjustment.

The reported net income for the first quarter 2003 compares to a net loss of Ps. (689.7) million or Ps. (0.868) per share (Ps.(4.340) per ADS) for the same period of last year.

Basis of Presentation of Financial information

Accounting for Inflation

Effective January 1, 2002, inflation accounting was reintroduced as part of the Argentine GAAP and National Securities Commission (“CNV”) rules in view of the resumption of significant inflation in Argentina.  However, on March 25, 2003, the Executive Branch, through Decree N° 664 suspended the inflation accounting methodology.  Consequently, and according to CNV rules, the Company’s financial statements include the effects of inflation as of February 28, 2003.

Included for comparative purposes, amounts for the first quarter ended March 31, 2002 , which were originally prepared without considering the effects of inflation following CNV provisions effective at such time were subsequently adjusted to consider the effect of inflation and restated to constant Argentine pesos as of February 28, 2003.

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Accounting for Devaluation

In order to reflect the devaluation of the peso following the termination of the Convertibility Law, Resolution No. 3/2002 of the Argentine Accounting Profession and Resolution No. 398 of the CNV, established that exchange losses arising from the devaluation of the peso as of January 6, 2002, and other effects derived from such devaluation, related to foreign currency liabilities existing at such date, are to be added to the cost basis of assets acquired or constructed with direct financing by such foreign currency liabilities. Similar alternative treatment is permitted, but not required, for exchange losses arising from indirect financing.  In both cases, the amount of the exchange loss capitalized as part of the value of any assets may not exceed the recoverable value of such assets.  TGS has capitalized an exchange loss of Ps. 268.8 million in “Property, Plant and Equipment” at March 31, 2003 (using the alternative criteria).  For this purpose, we have considered exchange differences arising as of January 6, 2002, in connection with foreign currency liabilities existing as of such date.

New Accounting Rules

Through the Resolution N° 434/03 which CNV adopted effective January 1, 2003, new accounting rules were defined, which basically introduced among others: (i) changes to the valuation criteria of long-lived assets and liabilities, (ii) specific valuation and disclosure criteria for certain specific issues such as leases, derivate financial instruments not addressed by previous rules, and (iii) deferred income tax methodology, which has the largest impact on TGS’s financial statements.

Cumulative effect of the application of the new accounting rules at December 31, 2002, amounted to a loss of Ps. (5.5) million, basically reflecting the impact of the application of the deferred income tax.

Quarter-to-Quarter Comparison

Total net revenue for the first quarter 2003 decreased to Ps. 213.4 million from Ps. 258.6 million earned in the same quarter of 2002, representing a 17.5% reduction, reflecting primarily lower gas transportation  and other services revenue.

As a consequence of the enactment of the Economic Emergency Law, in January 6, 2002, transportation tariffs were set at an exchange rate of US$ 1=Ps. 1.  Furthermore, such law also prohibited the application of an adjustment to regulated tariffs that reflects variations of international indexes.  Although contracted capacity remained leveled, gas transportation revenue decreased to Ps. 100.8 million for the first quarter 2003 from Ps. 186.5 million in the same quarter of 2002, basically as a result of the lack of tariff adjustment and the above mentioned inflation restatement of 2002 figures.

Gas transportation service is TGS’s core business, and its share on the Company’s total revenue decreased from approximately 72% during the first quarter ended March 31 2002, to 47% in the same quarter of 2003, reflecting the deterioration of the regulated business derived from the “pesification” and lack of adjustment of gas transportation tariffs to local inflation.  Gas transportation service revenues are derived principally from firm contracts, under which pipeline capacity is reserved and paid for regardless of actual usage by the shipper. TGS also provides interruptible transportation services subject to available pipeline capacity.  This segment is subject to regulation by Ente Nacional Regulador del Gas (“ENARGAS”).

The Natural Gas Liquids (“NGL”) Production and Commercialization revenue rose to Ps. 103.5 million for the fi r st quarter 2003 from Ps. 56.7 million reported for the same quarter 2002, representing a 82.5% increase reflecting a combination of effects, including : (i) higher international prices for the exports of LPG, (ii) increase in the prices for the local market , and (iii) the renegotiation of some processing and marketing agreements originally “pesified” and now US dollar-tied.

NGL production and commercialization revenue share increased from approximately 22% for the first quarter 2002 to 49% in the first quarter ended March 31, 2003.  As a consequence of the adverse change in our transportation business, our results of operations are now significantly more dependent of the results of our NGL business.  NGL production and commercialization consists of natural gas processing activities, conducted at the Cerri Complex, located near the city of Bahía Blanca, and connected to each of TGS’s main pipelines, where ethane, propane, butane and natural gasoline are recovered.  This segment also includes the commercialization of the NGL for the Company’s own account and on behalf of its clients.

Other services reported a Ps. 6.3 million revenue decrease in the current quarter as compared to the same period of last year basically a consequence of higher construction services provided in the 2002 period and reflecting the fact that prices for the 2003 quarter have increased at a lower rate than wholesale general inflation reflected in the restated revenue figures earned during the first quarter of 2002.

Other services segment mainly includes midstream and telecommunication activities.  Midstream activities consist of gas treatment, separation, removal of impurities from the natural gas stream and gas compression, rendered at wellhead, typically to gas producers.  Telecommunication services are rendered through Telcosur S.A., a company controlled by TGS.  Telcosur S.A. provides services as an independent carrier of carriers to leading telecommunication operators and corporate customers located in its service area.  In addition, TGS provides services related to pipeline construction, inspection and maintenance.

Costs of sales for the first quarter 2003 declined by Ps. 6.4 million, or 5.5% from Ps. 116.4 million in the first quarter 2002 to Ps. 110.0 million in the 2003 period, mainly reflecting the effect of a lower depreciation and amortization expense as a consequence of the decline in the exchange loss capitalization in Property, Plant and Equipment generated by a decrease in the exchange rate.  However, such effect was partially mitigated by an increase in both the volumes of the gas purchased and also by higher prices for the richness of the injected gas for processing and marketing of NGL.

For the first quarter 2003, the Company reported a net financial gain of approximately Ps. 30.0 million as compared to a net financial loss of Ps. 862.9 million in the corresponding 2002 quarter.  The financial gain reported in the current quarter is due fundamentally to the impact of a lower exchange rate as of the closing of the quarter on the Company’s dollar-denominated debt, while the significant loss reported in the 2002 quarter reflected the increase in the exchange rate from US$ 1=Ps. 1, to US$1= Ps. 3, both net of the capitalized portion in Property, Plant and Equipment.

Equity in earnings reported an increase of Ps. 3.2 million in the first quarter of 2003 as compared to the first quarter of 2002, as a consequence of higher net income obtained by Gas Link S.A., a non-consolidated subsidiary.

For the first quarter ended March 31, 2003, the Company reported a Ps. 94.4 million gain for the application of the deferred income tax resulting from a lower deferred tax liability stemming from a decrease in the capitalization of exchange loss in Property, Plant and Equipment.  This gain compares to the Ps. 43.9 million gain reported in the first quarter 2002 when the deferred income tax method was first applied, reflecting basically significant deferred tax assets derived from the tax carry-forward generated by the devaluation effect, partially offset by a deferred tax liability resulting from the exchange loss capitalization for book purposes.

Liquidity and Capital Resources

Cash flow from operations during the first quarter ended March 31, 2003, amounted to Ps. 107.6 million which was applied in the following way: (i) Ps. 1.6 million in financing activities, (ii) Ps. 18.2 million to both capital expenditures and capital injections in affiliates, and (iii) Ps. 87.8 million to increase the Company’s cash-position.  For detailed information on the Company’s cash flow refer to Exhibit IV.

Currently, TGS relies on cash generation from operations as its primary source to finance its operations.  In respect to the Company’s obligations under its financial agreements, US$ 431 million have already matured and additional US$ 61 million will come due in the remainder of 2003.

TGS, with a current delivery capacity of approximately 62.5 MMm³/d or 2.2 Bcf/d is Argentina’s leading transporter of natural gas. The Company is also Argentina’s leading processor of natural gas and one of the largest marketers of natural gas liquids.  TGS is quoted on both the New York and Buenos Aires stock exchanges under the ticker symbols TGS and TGSU2, respectively.  TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. ("CIESA"), which together with Pecom Energía and Enron Corp. subsidiaries, hold approximately 70% of the Company’s common stock. CIESA is currently owned 50% by Pecom Energía S.A. (formerly Perez Companc S.A.) and a subsidiary, and 50% by subsidiaries of Enron Corp.

Please see attached table for additional financial and operating information.

This press release includes forward-looking statements within the meaning of Section 27 A of the Securities Act of 1933, as amended.  Forward-looking statements are based on management’s current views and assumptions and involve known and unknown risks.  Although the Company has made reasonable efforts to ensure that the information and assumptions on which these statements and projections are based are current, reasonable and complete, a variety of factors could cause actual results to differ materially from the projections, anticipated results or other expectations contained in this release. Neither the Company nor its management can guarantee that anticipated future results will be achieved.  Investors should refer to the Company’s filings with the U.S. Securities and Exchange Commission for a description of important factors that may affect actual results.

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Exhibit I

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Exhibit II

Transportadora de Gas del Sur S.A.

Consolidated Business Segment Information for the three-month period ended

March 31, 2003 and 2002

(In million of constant Argentine Pesos as of February 28, 2003) (1)

Three-Month Period ended March 31, 2003	Gas Transportation	NGL Production and Commercialization	Other Services	Corporate	Total
Net revenues	100.8	103.5	9.1	-	213.4
Operating income (loss)	44.6	57.5	1.3	(9.2)	94.2
Depreciation of PP&E	34.8	6.4	3.2	1.8	46.2
Additions to PP&E	5.9	1.6	2.5	0.1	10.1
Identifiable assets	4,183.7	452.8	223.3	412.0	5,271.8
Identifiable liabilities	47.6	46.2	8.1	3,171.5	3,273.6
Three-Month Period ended March 31, 2002
Net revenues	186.5	56.7	15.4	-	258.6
Operating income (loss)	109.8	28.2	4.2	(10.0)	132.5
Depreciation of PP&E	46.2	9.3	4.8	2.7	63.0
Additions to PP&E	21.9	0.1	0.8	0.1	22.9
Year ended December 31, 2002
Identifiable assets	4,489.6	472.6	248.5	259.3	5,470.0
Identifiable liabilities	49.6	30.3	14.6	3,594.9	3,689.4

Breakdown of Net Financial Expense for the three-month period ended

March 31, 2003 and 2002

(In million of constant Argentine Pesos as of February 28, 2003) (1)

	Three-Month Period ended March 31, 2003	Three-Month Period ended March 31, 2002
Generated on Assets
Interest gain	5.7	3.9
Loss on exposure to inflation	(5.1)	(59.6)
Foreign exchange (loss) gain, net of inflation	(43.4)	127.4
Total	(42.8)	71.7
Generated on Liabilities
Interest expense	(54.2)	(91.7)
Gain on exposure to inflation	1.5	45.8
Foreign exchange gain (loss), net of inflation	138.9	(882.2)
Intangible assets depreciation	(4.0)	(4.1)
Others	(9.4)	(2.4)
Total	72.8	(934.6)
(1) As a consequence of a CNV resolution inflation accounting was suspended effective February 28, 2003.

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Exhibit III

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 Exhibit IV

Footnotes

1 All figures included in this press release are unaudited.

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